EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2013	2012	2011	2010	2009
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,206,937	2,172,589	2,151,443	2,129,417	2,107,643

Net income	$5,562,425	$4,390,268	$3,857,537	$3,564,962	$2,733,240

Per share-basic	$2.52	$2.02	$1.79	$1.67	$1.30

DILUTED
Weighted average
number of primary
shares outstanding	2,242,648	2,203,060	2,176,299	2,137,799	2,113,798

Net effect of
dilutive stock
options based on
treasury stock
method	35,711	30,471	24,856	8,382	6,155

Net income	$5,562,425	$4,390,268	$3,857,537	$3,564,962	$2,733,240

Per share-diluted	$2.48	$1.99	$1.77	$1.67	$1.29

30